1465 Brenton Street, Suite 501, PO Box 36012, Halifax, NS B3J 3S9

April 14, 2004

Toronto Stock Exchange	Nova Scotia Securities Commission
Ontario Securities Commission	British Columbia Securities Commission
Saskatchewan Securities Commission	Commission des Valeurs Mobilieres du Quebec
Alberta Securities Commission	Securities Commission of Newfoundland
The Manitoba Securities Commission

Dear Sirs:

Subject:	NovaGold Resources Inc.

We confirm that the following material was sent by pre-paid mail on April 14, 2004, to the registered shareholders of the subject Corporation:

  2003 Annual Report/Year-End Financial Statements as at November 30, 2003 and 2002
  Notice of Annual and Special General Meeting
  Management Information Circular
  Proxy
  Supplemental Mail List Card
  Return Envelope

We further confirm that copies of the above mentioned material and supplemental mail list cards were sent by courier on April 14, 2004 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

“J MacDonald”

Josephine MacDonald
Account Administrator